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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)

                                  RISCORP, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                   767597 10 7
                                 (CUSIP Number)

                                December 13, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1 (b)

      [ ] Rule 13d-1 (c)

      [X] Rule 13d-1 (d)


----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 767597 10 7                   13G                    PAGE 2 OF 8 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GRYPHUS COMPANY I

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA, U.S.A.

NUMBER OF              5.     SOLE VOTING POWER             -0-
SHARES
BENEFICIALLY           6.     SHARED VOTING POWER           17,268,841 (1)
OWNED BY
EACH                   7.     SOLE DISPOSITIVE POWER        -0-
REPORTING
PERSON WITH            8.     SHARED DISPOSITIVE POWER      17,268,841 (1)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON       17,268,841 (1)


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                    [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    54.7% (2)


12.      TYPE OF REPORTING PERSON*          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Gryphus Company I beneficially owns these Shares as the general partner of RISCORP Group Holding Company L.P., the record owner of the Shares.

(2) Based on 10-Q filed for period ending 9/30/99, 14,258,671 shares of Class A Common Stock outstanding.


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CUSIP NO. 767597 10 7                   13G                    PAGE 3 OF 8 PAGES



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GRYPHUS COMPANY II

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA, U.S.A.

NUMBER OF              5.     SOLE VOTING POWER          -0-
SHARES
BENEFICIALLY           6.     SHARED VOTING POWER        4,907,211 (1)
OWNED BY
EACH                   7.     SOLE DISPOSITIVE POWER     -0-
REPORTING
PERSON WITH            8.     SHARED DISPOSITIVE POWER   4,907,211 (1)


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON       4,907,211 (1)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         25.5% (2)

12.      TYPE OF REPORTING PERSON*          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Gryphus Company II beneficially owns these Shares as the general partner of William D. Griffin Family L.P., the record owner of the Shares.

(2) Based on 10-Q filed for period ending 9/30/99, 14,258,671 shares of Class A Common Stock outstanding.

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CUSIP NO. 767597 10 7                   13G                    PAGE 4 OF 8 PAGES



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         WILLIAM D. GRIFFIN

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF              5.     SOLE VOTING POWER          -0-
SHARES
BENEFICIALLY           6.     SHARED VOTING POWER        22,176,052 (1)
OWNED BY
EACH                   7.     SOLE DISPOSITIVE POWER     -0-
REPORTING
PERSON WITH            8.     SHARED DISPOSITIVE POWER   22,176,052 (1)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON       22,176,052 (1)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         60.9% (2)

12.      TYPE OF REPORTING PERSON*          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Mr. Griffin beneficially owns these shares as president, director, and controlling shareholder of Gryphus Company I, general partner of RISCORP Group Holding Company L.P., and Gryphus Company II, general partner of William D. Griffin Family L.P., the record owners of such shares.

(2) Based on 10-Q filed for period ending 9/30/99, 14,258,671 shares of Class A Common Stock outstanding.


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ITEM 1(A).  NAME OF ISSUER:

         RISCORP, INC.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         2 NORTH TAMIAMI TRAIL
         SUITE 608
         SARASOTA, FLORIDA 34236

ITEM 2(A).  NAME OF PERSON FILING:

         This Statement is being filed on behalf of (i) Gryphus Company I, a Nevada corporation ("GI"), as general partner of RISCORP Group Holding Company L.P., a Nevada limited partnership; (ii) Gryphus Company II, a Nevada corporation ("GII"), as general partner of William D. Griffin Family Limited Partnership, a Nevada limited partnership; and (iii) William D. Griffin ("Griffin"), as president, director, and controlling shareholder of GI and GII.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         GI & GII:        BANK OF AMERICA CENTER
                          101 CONVENTION CENTER DRIVE
                          SUITE 850
                          LAS VEGAS, NEVADA 89109

         GRIFFIN:         1924 S. OSPREY AVENUE
                          SUITE 200
                          SARASOTA, FLORIDA 34239

ITEM 2(C).  CITIZENSHIP:

         THE NATURAL PERSON LISTED IN ITEM 2(a) ABOVE IS A UNITED STATES
         CITIZEN.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         CLASS A COMMON STOCK, $.01 PAR VALUE

ITEM 2(E).  CUSIP NUMBER:

         767597 10 7

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
         OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act.
         (b)      [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)      [ ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.
         (d)      [ ] Investment company registered under Section 8 of the
                      Investment Company Act.
         (e)      [ ] An investment adviser in accordance with Rule 13d-1(b)
                      (1)(ii)(E);
         (f)      [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g)      [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
         (h)      [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;
         (i)      [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

         NOT APPLICABLE

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  See Items 5, 6, 7, 8, 9 and 11 of the applicable cover page. Pursuant to Rule 13d-3(d)(1) of the 1934 Act, all of the shares described on the applicable cover pages as beneficially owned by Griffin, GI, and GII represent a right to acquire shares of the Issuer's Class A Common Stock, $.01 par value, upon the conversion on a one-for-one share basis of the Issuer's Class B Common Stock, $.01 par value.

         (b)      Percent of class:
         (c)      Number of shares as to which such person has:
         (i)      Sole power to vote or to direct the vote_____________________
         (ii)     Shared power to vote or to direct the vote___________________
         (iii)    Sole power to dispose or to direct the disposition of________
         (iv)     Shared power to dispose or to direct the disposition of______


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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         NOT APPLICABLE.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         William D. Griffin, as trustee of the William D. Griffin Revocable Trust, a limited partner of GI, has the right to receive such limited partner's proportionate interest of the dividends from, or proceeds from, the sale of the securities held by the RISCORP Group Holding Company L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         NOT APPLICABLE.

ITEM 10.  CERTIFICATIONS.

         NOT APPLICABLE.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 14, 2000
                                          -------------------------------------
                                          Date


                                          /s/ William D. Griffin
                                          -------------------------------------
                                          William D. Griffin

                                          Gryphus Company I

                                          /s/ William D. Griffin
                                          -------------------------------------
                                          William D. Griffin, President


                                          Gryphus Company II

                                          /s/ William D. Griffin
                                          -------------------------------------
                                          William D. Griffin, President